

2-1250 Waverley Street
Winnipeg, Manitoba, Canada R3T 6C6
Phone: 204-487-7412
Fax: 204-488-9823

Medicure Announces Change in Fiscal Year End and Provides One-Time Guidance on Quarterly Revenue

WINNIPEG, CANADA – (December 18, 2014) Medicure Inc. ("**Medicure**" or the "**Company**") (TSXV:MPH, OTCQB:MCUJF), a specialty pharmaceutical company, today announced that the Board of Directors has approved a change in the Company's fiscal year end to December 31. The change will result in a stub period from June 1, 2014, to December 31, 2014, and as a result of the change, the first full fiscal year will end on December 31, 2015. This change in year end from May 31 to December 31 is being made by the Company to better align the Company's financial reporting calendar with its industry peers and with most other companies trading on the TSX.V.

The Company estimates net revenues to be $2.2 million during the three months ended November 30, 2014, which was previously defined as the second quarter, compared to $871,000 for the three months ended November 30, 2013, an increase of approximately 153%. Additionally, the Company expects positive earnings before interest, taxes, depreciation and amortization (EBITDA)[1] and net income for the three months ended November 30, 2014.

Hospital demand for the Company's product, AGGRASTAT, has increased significantly compared to the previous period, primarily as a result of FDA approval of the new dosing regimen for AGGRASTAT. Additionally, favourable fluctuations in the U.S. dollar exchange rate contributed to the increase in revenue. The Company's commercial team and overall sales and marketing investment are being expanded as the Company works to grow its customer base and support hospitals in their transition to AGGRASTAT. Based on current activity and interest, the Company expects sales of AGGRASTAT to continue to increase over the coming quarters.

The financial amount and statements provided above are estimates only and are subject to change. Management has not completed the usual reporting and analyses for the three month period ended November 30, 2014. This early estimate is being provided on a one-time basis due to the change in the Company's fiscal year end and the resulting delay in reporting of full results for the period ended November 30, 2014.

With this fiscal year end change, the Company will report a one-time, transitional seven month year ending December 31, 2014, that will be compared to the financial statements for the 12 months ended May 31, 2014. The Company's Financial Statements and Management Discussion and Analysis for the seven month period ending December 31, 2014 will be due to be filed by April 30, 2015. Financial results for the period of September 1, 2014 to November 30, 2014 will be presented in conjunction with the transitional seven month financial year.

Additional details regarding this change to the Company's fiscal year end, including the Company's interim reporting periods will be available in the Company's Notice of Change in Year-End prepared in accordance with section 4.8 of National Instrument 51-102, which is available under the Company's profile page on www.sedar.com.

⁽¹⁾ The Company defines EBITDA as "earnings before finance income and costs, taxes, depreciation and amortization and other income". The term "EBITDA" does not have any standardized meaning according to International Financial Reporting Standards. It is therefore unlikely to be comparable to similar measures presented by other companies.

About Medicure Inc.

Medicure is a specialty pharmaceutical company focused on the development and commercialization of novel small molecule therapeutics. The primary focus of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT (tirofiban HCl) for non-ST elevation acute coronary syndrome in the United States, where it is sold through the Company's U.S. subsidiary, Medicure Pharma, Inc. For more information on Medicure please visit www.medicure.com.

For more information, please contact:

Dawson Reimer
President & COO
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

To be added to Medicure's e-mail list, please visit:
http://medicure.com/news.html

Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended May 31, 2014.